DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Jack I. Kantrowitz jack.kantrowitz@dlapiper.com T 212.335.4845 F 212.884.8645

June 18, 2014

VIA EMAIL AND EDGAR

Ann Nguyen Parker

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Orient Paper, Inc. Registration Statement on Form S-3 Filed May 20, 2014 Commission File No. 333-196111

Dear Ms. Parker:

This letter is submitted on behalf of Orient Paper, Inc. (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement (the “Registration Statement”) as set forth in the Staff comment letter dated June 11, 2014 addressed to Mr. Zhenyong Liu, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

General

1.	We note that the agent for service of process is currently identified as an individual in the People’s Republic of China. Please identify an agent for service of process in the United States.

RESPONSE: In response to the Staff comment above, we have revised the cover page of the Registration Statement and have identified CSC Services of Nevada, Inc. as the Company’s agent for service of process in connection with the Registration Statement.

Ann Nguyen Parker

June 18, 2014

Page Two

Exhibit 5.2, Legality Opinion from DLA Piper LLP (US)

2.	We note the following assumption in the third paragraph of the opinion: “each of the Opinion Documents will be governed by and construed in accordance with the law of the State of New York.” The term “Opinion Documents” is defined to include the Warrant Agreements and the Unit Agreements as well as the Indenture. We note that the Indenture filed as an exhibit expressly selects New York as governing law for the Indenture and the Securities (as defined in the Indenture). However, with regard to the Warrant Agreements and the Unit Agreements, please explain the basis for this assumption.

RESPONSE: In response to the Staff’s comment, to clarify that the Warrant Agreements will be governed by the laws of the State of New York, on page 7 of Amendment No.1, we have added at the end of the section entitled “Description of Warrants” the following paragraph:

“Each applicable warrant agreement will be governed by, and construed in accordance with, the laws of the State of New York.”

In addition, on page 14 of Amendment No.1, we have added at the end of the section entitled “Description of Units” the following paragraph:

“Each applicable unit agreement will be governed by, and construed in accordance with, the laws of the State of New York.”

3.	We note the reference in the next to last paragraph of the opinion to the opinion of Brownstein Hyatt Farber Schreck, LLP as “being filed as Exhibit 5.2.” It appears that the Brownstein Hyatt opinion is actually filed as Exhibit 5.1. Please provide a revised version of the opinion that corrects this error.

RESPONSE: We have revised Exhibit 5.2 in response to the Staff’s comment above. With respect to Exhibit 5.1, the date of the Brownstein Hyatt opinion has been updated to the date of Amendment No. 1.

In connection with responding to the Staff’s comments, the Company has authorized DLA Piper LLP (US) to acknowledge on its behalf that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Ann Nguyen Parker

June 18, 2014

Page Three

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above matters, please contact the undersigned at (212) 335-4845 or jack.kantrowitz@dlapiper.com.

Very truly yours,

DLA Piper LLP (US)

/s/ Jack I. Kantrowitz

Jack I. Kantrowitz

Partner

cc:	Winston Yen CFO of Orient Paper, Inc.